NYSE:  INXN
7 May 2015
© Copyright Interxion Holding N.V., 2015.
Filed by Interxion Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Interxion Holding N.V.
Filer's SEC File No.: 001-35053
Date: May 7, 2015
This filing relates to a proposed business combination involving TelecityGroup plc and
Interxion Holding N.V.

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,”
“schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
operating expenses cannot be easily reduced in the short term;
inability to utilise the capacity of newly planned data centres and data centre expansions;
significant competition;
cost and supply of electrical power;
data centre industry over-capacity; and
performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. Furthermore, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Adjusted Net Profit”, “Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.
Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.
Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.  No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.
Important Information
TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of
TelecityGroup and not by any other person.
The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.
IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.
If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

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STRATEGIC & OPERATIONAL HIGHLIGHTS

David Ruberg – Chief Executive Officer

3

Consistent Execution Drives Strong Financial and Operating Performance
Revenue grew 15% Y/Y, 3% Q/Q
Adjusted EBITDA grew 18% Y/Y, 5%
Q/Q
Adjusted EBITDA margin of 43.9%,
increased by 100 bps Y/Y
Capital Expenditure of €67.6 Million
including intangibles
Financial Execution
Completed Expansions in
Amsterdam and Vienna
Completed purchase of Vienna
campus
Equipped Space grew by 1,300 sqm
Revenue Generating Space grew by
3,000 sqm
Utilisation increased to 78%
Operational Execution
Announced All-Share Merger with TelecityGroup

Adjusted EBITDA & Margin
(€ millions)
Revenue
(€ millions)
80.6
75.9
42.9%
42.9% 43.1% 43.0% 43.9%
Strong Revenue Growth and Expanding Adjusted EBITDA Margin
83.6
78.7
Margin
Non-
Recurring
Revenue
Recurring
Revenue
Adjusted
EBITDA
89.9
87.1
80.9
86.4
92.5
83.7
Q1 Revenue €92.5 Million
Grew 15% Y/Y and 3% Q/Q
Q1 Recurring Revenue €87.1 Million
Grew 15% Y/Y and 4% Q/Q
94% of total revenue
Q1 Adjusted EBITDA €40.6 Million
Grew 18% Y/Y and 5% Q/Q
Q1 Adjusted EBITDA margin 43.9%
34.5 35.9
38.7 40.6
37.3

Q1 OPERATIONAL HIGHLIGHTS

82.9
86.0
61.4
64.3
68.5
71.0
74.0
1Q14
2Q14
3Q14
4Q14
1Q15

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Equipped & Revenue Generating Space
(1,000’s sqm)
Utilisation 74% 75% 77% 76% 78%
Order -Driven Customer  Installations Drive Higher Utilisation
Available
Equipped
Space
Revenue
Generating
Space
88.6
94.8
93.5
Equipped Space of 94,800 sqm
Grew 14% Y/Y
1,300 sqm added in quarter
Revenue Generating Space of
74,000 sqm
Grew 21% Y/Y
3,000 sqm installed in quarter
Utilisation rate 78%

EXPANDING FACILITIES TO SUPPORT CUSTOMER NEEDS

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Market
Data
Centre
Project
Project
CapEx
(€ millions)
Equipped
Space (sqm)
Scheduled
Opening by
Phase
Project Opened
Amsterdam AMS7 Phases 1 – 6 New Build 115 7,400 6,200 1Q14 – 2Q15
Düsseldorf DUS1 Phase 3 3 400 0 2Q15
Frankfurt FRA10 New Build 92 4,800 0 1H16
Madrid MAD2 Phase 2 4 800 0 3Q15
Marseille MRS1 Phases 1 – 2 20 1,400 600 4Q14 – 2Q15
Stockholm STO4 Phase 1 New Build 15 1,100 0 2Q15
Vienna VIE2 New Build 42 2,800 1,900 4Q14 – 4Q15
Announced Projects With Expansions Scheduled to Open after 1 Jan 2015
(See Appendix for detailed schedule)
Projects completed in Q1:
AMS7: opened 1,300 sqm
VIE2:   opened 600 sqm
HIL1:   exited 600 sqm
New demand-driven expansions in
Düsseldorf and Madrid
DUS1.3:  Scheduled to open 400 sqm
in 2Q15
MAD2.2:  Scheduled to open 800
sqm in 3Q15
Customer Available Power:
109 MW at end of 1Q15
Potential of 153 MW from current
data centres and announced projects
Notes:
As of 7 May 2015.
CapEx and Equipped Space are approximate and may change.
CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

BUILDING COMMUNITIES OF INTEREST DELIVERS SIGNIFICANT CUSTOMER VALUE

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Platform Providers
(1)
Enterprises
Interxion’s Target Segments
Digital Media &
CDNs`
Financial
Services
Managed Service
Providers
Network Providers
(1) Selected providers in these segments, plus systems integrators, are deploying cloud platforms.
(2) Percentage of monthly recurring revenue. Remaining Monthly Recurring Revenue (March 2015 12%, March 2014 12%) allocated to systems integrators, on-line retail, and public customer segments.
Continued Strong Momentum from Magnetic Cloud Customers
10% 9% 12% 26% 31%
10% 9% 11% 24% 34%
March 2015
(2)
March 2014
(2)

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FINANCIAL HIGHLIGHTS

Josh Joshi – Chief Financial Officer

9

€ millions
(except per share amounts)
Q1 2014 Q4 2014
Q1 2015
Q1 2015 vs. Q1 2015 vs.
Q1 2014 Q4 2014
Recurring revenue 75.9 83.7
87.1
15% 4%
Non-recurring revenue 4.7 6.2
5.4
15% -12%
Revenue 80.6 89.9
92.5
15% 3%
Gross profit 48.0 53.0
56.2
17% 6%
Gross profit margin 59.6% 58.9%
60.8%
+120bps +190 bps
Adjusted EBITDA
(1)
34.5 38.7
40.6
18% 5%
Adjusted EBITDA margin 42.9% 43.0%
43.9%
+100 bps +90 bps
Net profit / (loss) 10.4 7.4
4.4
-57% -40%
EPS (diluted) €0.15 €0.11
€0.06
-58% -40%
Adjusted net profit
(2)
9.8 7.2
8.9
-9% 23%
Adjusted EPS (diluted)
(2)
€0.14 €0.10
€0.13
-11% 22%
(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, M&A transaction cost, and income from sub-leases on unused data centre sites.
(2) Adjustments to net profit include refinancing charges, adjustments to onerous leases, Dutch crisis tax, capitalised interest, deferred tax adjustments, M&A transaction costs and the related corporate income tax effect. See appendix for reconciliation.
Revenue grew 15% Y/Y
and 3% Q/Q
13% Y/Y and 2% Q/Q
constant currency
Recurring ARPUs
remained firm Q/Q
Gross margin grew to
60.8%, up 120bps Y/Y
and 190 bps Q/Q
Adjusted EBITDA
margin grew to 43.9%
Net Profit impacted by
€6.9 million of M&A
transaction cost

Q1 2015 REPORTING SEGMENT ANALYSIS

50.8
27.3
52.2
27.9
54.9
29.2
56.4
29.0
58.6
31.4
1Q14
2Q14
3Q14
4Q14
1Q15

29.8
15.8
31.4
16.6
31.6
16.8
33.5
18.1
33.9
19.0
1Q14
2Q14
3Q14
4Q14
1Q15

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53.8%
Revenue
Adjusted
EBITDA
53.4% 53.3% 51.4%
53.5%
52.9% 52.9% 53.1% 53.9%
Adjusted
EBITDA
margin
56.0%
Note: Analysis excludes “Corporate & Other” segment.
Revenue grew 14% Y/Y, 1% Q/Q
Recurring revenue grew 14% Y/Y, 3% Q/Q
Adjusted EBITDA grew 20% Y/Y, 5% Q/Q
Strength in Austria, Ireland and Sweden
Revenue grew 15% Y/Y, 4% Q/Q
Recurring revenue grew 15% Y/Y, 4% Q/Q
Adjusted EBITDA grew 15% Y/Y, 8% Q/Q
Strength in France, Germany and The Netherlands
Strong Revenue and Adjusted EBITDA Growth in Both Reporting Segments
(€ millions)
France, Germany, the Netherlands, and the UK Rest of Europe

DISCIPLINED INVESTMENTS FOR PROFITABLE GROWTH

0.7
33.8
33.1
Big 4
ROE
Corporate

1.1
2.3
64.2
Expansion / Upgrade
Maintenance & Other
Intangibles

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Order-Driven Capital Expenditures
Capital Expenditures, including Intangible Assets
By Geography (Q1 2015)
By Category (Q1 2015)
(€ millions)
(€ millions)
(€ millions)
67.6
47.8
57.0
54.4
57.0
VIE
Property
19.4

Cash position supplements solid
operating cash flow
€100 million RCF remains undrawn
Completed Vienna campus purchase
€18.7 million finance lease liability extinguished
Blended interest rate 6.1%
Q1 2015 LTM Cash ROGIC 12%
Significant covenant headroom
(1) Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs.
(2) Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings) / LTM Adjusted EBITDA.
(3) Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance + Other Borrowings – Cash & Cash
Equivalents) / LTM Adjusted EBITDA.
€ millions 31-Mar-15 31-Dec-14
Cash & Cash Equivalents 54.0 99.9
Total Borrowings
(1)
541.7 560.6
Shareholders Equity 457.4 436.1
Total Capitalisation 999.1 996.7
Total Borrowings / Total
Capitalisation
54.2% 56.2%
Gross Leverage Ratio
(2)
3.6x 3.8x
Net Leverage Ratio
(3)
3.2x 3.2x
Strong Balance Sheet Provides Financial Flexibility

DISCIPLINED INVESTMENTS DRIVE STRONG RETURNS

Q1 2015 LTM Returns
732
297
197
(5)
192
Investments (3)
Revenue
Gross Profit (66% margin)
Maintenance Capex
Annual Cash Return

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Attractive Cash Returns from Fully Built-Out
(1)
Data Centres
29 Fully Built-Out Data
Centres
(1)(2)
Space fully equipped
Some power upgrades yet to
come
As at 1 January 2014
68,500 sqm of equipped
space
82% utilisation
26% annual cash return
(1) Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped. However, note, future power upgrades can further increase the capacity of a fully built out data centre.
(2) 29 Fully Built-Out Data Centres as at 1 January 2014: AMS1, AMS2, AMS3, AMS4, AMS5, AMS6, BRU1, CPH1, DUB1, DUB 2, DUS1, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7,
LON1, LON2, MAD1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1 and VIE1.
(3) Represents total investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, and assets under construction as at 31 December
2014.
(€ millions)
26%

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BUSINESS COMMENTARY OUTLOOK & CONCLUDING REMARKS

David Ruberg – Chief Executive Officer

15

MARSEILLE: INTERCONNECTION LOCATION BETWEEN EUROPE, AFRICA, MIDDLEAST & ASIA

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Marseille
Monaco
Toulon
Highbridge
Bude
Penmarch
Lisbon
Seixal
Sesimbra
Gibraltar
Asilah
Oran
Algiers
Annaba
Bizerte
Tripoli
Palermo
Catania
Chania
Anatoliko
Pentaskhinos
Tripoli
Alexandria
Abu Talat
Suez
Zafarana
Yanbu
Jeddah
Al Hudaydah
Aden
Djibouti City
Doha
Fujairah
Barka
Al Bustan
Karachi
Mumbai
Chennai
Cochin
Colombo
Cox's Bazar
Ngwe Saung
Hong Kong
Danang
Sihanoukville
Songkhla
Penang
Kuala Kurau
Melaka
Singapore
Batam
Tuas
Tenerife
El Goro
Nouakchott
Dakar
Banjul
Conakry
Freetown
Monrovia
Abidjan
Accra
Lome
Cotonou
Lagos
Limbe
Malabo
Douala
Bata
Libreville
Port Gentil
Point Noire
Muanda
Sangano
Luanda
Jamestown
Swakopmund
Walvis Bay
Yzerfontein
Melkbosstrand
Cape Town
Maputo
Mtunzini
Mombasa
Dar Es Salaam
Baie Jacotet
Saint Paul
ATLANTIC OCEAN
INDIAN OCEAN
Atlas Offshore 40 Gbps
AAE-1 (2016)
IMEWE 3,660 Gbps
TE North/TGN-Eurasia/SEACOM/Alexandros 1,680 Gbps
Hawk 180 Gbps
Med Cable Network 20 Gbps
SeaMeWe-4 3,590 Gbps
SeaMeWe-5 (2016)
SEACOM/Tata TGN-Eurasia 820 Gbps (Egypt-Djibouti)
Europe India Gateway 3,300 Gbps
SEACOM/Tata TGN-Eurasia 550 Gbps (to India)
SEACOM/Tata TGN-Eurasia 310 Gbps (to South Africa)
Ceiba-1
Libreville-Port Gentil 20 Gbps
WACS 500 Gbps
GLO-1 90 Gbps
Europe India Gateway 3,300 Gbps
ACE 200 Gbps
SAT-3/WASC 640 Gbps
SACS (2017)
SAEx (2017)
SAFE 440 Gbps
Interxion Point of Presence
Landing Station
IN-SERVICE SUBMARINE CABLES CONNECTED TO MARSEILLE
SeaMeWe-4
IMEWE
TE North/TGN-Eurasia/SEACOM/Alexandros
SEACOM/Tata TGN-Eurasia
Europe India Gateway
Hawk
Atlas Offshore
Med Cable Network
PLANNED SUBMARINE CABLES CONNECTED TO MARSEILLE
AAE-1 (2016)
SeaMeWe-5 (2016)
LIT CAPACITY (GBPS)
<500
1,000
2,000
4,000
Source: TeleGeography, July 2014

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16

MARSEILLE: VALUE CREATION OPPORTUNITY

- ≈
- ≈
- ≈
- ≈

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Ideal location to interconnect Europe with more than half of the world’s population
1
Africa: 1.1 billion (15%)
Middle East: 0.4 billion (5%)
Indian Sub-Continent: 1.8 billion (24%)
South East Asia:   0.6 billion (8%)
Much more than an interconnection location: value addition and creation within the
Interxion data centre
Perfectly suited to host mobile digital content applications like social media that are spearheading Internet penetration in underdeveloped countries
Evolution of the communities of interest will follow the same patterns already seen, or being seen, in other geographies
1
Source: WCIS

18 Range (in € millions) Revenue Adjusted EBITDA Capital Expenditures €375 – 388 €162 – 172 €180 – 200

Amsterdam • Brussels • Copenhagen • Dublin • Dusseldorf • Frankfurt • London • Madrid • Marseille • Paris • Stockholm • Vienna • Zurich www.interxion.com QUESTIONS & ANSWERS

20

TRACK RECORD OF **EXECUTION**

CAGR(1) = 14%

CAGR(1) = 18%

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Revenue by Quarter
(€ millions)
Adjusted EBITDA by Quarter
(€ millions)
Y/Y
Growth
(1) CAGR calculated as 1Q15 vs. 1Q10.
(2) Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.
(3) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
Adjusted
EBITDA
Margin
(3)
Big 4
%
(2)
18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15% 15%
60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63% 63%
36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43% 44%
17.4
19.6
20.8
21.4
22.2
23.3
25.0
27.1
27.3
27.8
28.7
31.2
31.7
32.7
33.7 33.8
34.5
35.9
37.3
38.7
40.6
1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14 2Q’14 3Q’14 4Q’14 1Q’15
47.8
50.4
54.6
55.6
57.9
60.0
62.0
64.4
65.8
68.0
70.4
72.9
74.4
76.5
78.1 78.2
80.6
83.6
86.4
89.9
92.5
1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14 2Q’14 3Q’14 4Q’14 1Q’15
34 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

ILLUSTRATIVE ARPU DEVELOPMENT

ARPU Development
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Q9
Q10
Q11
Q12
Q13
Q14
Q15
Q16

Revenue Development
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Q9
Q10
Q11
Q12
Q13
Q14
Q15
Q16

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Data Centre Recurring Revenue
Development
Space Installed
ARPU increases over time as IT
workloads increase:
Customers initially contract for space and
modest power reservation
(1)
As workloads increase, larger power
reservation fees are required and energy
consumption increases
Power Reservation & Energy Consumption
Customer ARPU Development
(1) Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).
Revenue grows from space, power
reservation, and energy consumption
over time
As data centres fill with customers:
Revenue mix initially tilted toward space
As space becomes more fully utilised,
revenue growth from power reservation and
energy consumption can continue
Revenue Develops Over Time as Power Reservation and Energy Consumption Increase

€ in millions
(except as noted)
2013 2014 2015 2013 2014
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY FY
Recurring revenue 71.0 72.2 73.7 74.4 75.9 78.7 80.9 83.7 87.1 291.3 319.2
Non-recurring revenue 3.4 4.3 4.3 3.7 4.7 4.9 5.6 6.2 5.4 15.8 21.4
Total Revenue 74.4 76.5 78.1 78.2 80.6 83.6 86.4 89.9 92.5 307.1 340.6
Gross Profit 44.8 45.2 46.2 46.8 48.0 49.6 50.9 53.0 56.2 183.0 201.6
Gross Margin 60.2%
59.1% 59.2% 59.9%
59.6% 59.4% 58.9% 58.9% 60.8% 59.6% 59.2%
Adj EBITDA 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 131.8 146.4
Adj EBITDA Margin 42.6% 42.8% 43.1% 43.2% 42.9% 42.9% 43.1% 43.0% 43.9% 42.9% 43.0%
Net Profit / (loss) 7.0 6.6 (16.5)
(1)
9.8 10.4 8.3 9.0 7.4 4.4
(2)
6.8
(1)
35.1
CapEx Paid 32.8 28.8 26.5 55.3 57.0 54.4 57.0 47.8 67.6 143.4 216.3
Expansion/Upgrade 28.8 27.1 25.0 52.8 52.7 51.0 51.2 43.7 64.2 133.6 198.7
Maintenance & Other 2.1 1.5 1.0 2.0 3.7 2.6 5.0 2.9 1.1 6.7 14.3
Intangibles 1.9
0.2 0.5 0.5
0.6 0.8 0.8 1.2 2.3 3.1 3.3
Cash Generated from
Operations
23.6 24.1 32.0 23.0 34.3 26.9 33.6 40.5 34.2 102.7 135.4
Gross PP&E 870.0 900.0 933.5 987.2 1,045.4 1,105.8 1,183.1 1,235.6 1,308.8 987.2 1,235.6
Gross Intangible Assets 23.5
23.7 24.3 24.9
25.5 26.5 27.5 28.0 30.5 24.9 28.0
LTM Cash ROGIC 13%
13% 14% 13%
13% 12% 12% 11% 12% 13% 11%
The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.
(1)
Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix
(2) Includes € 6.9 million of M&A transaction cost. ; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

€ in millions
(except as noted)
2013 2014 2015 2013 2014
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY FY
BIG 4
Recurring revenue 44.4 45.2 46.1 46.5 47.6 49.3 51.0 52.7 55.0 182.2 200.6
Non-recurring revenue 2.1 3.1 2.7 2.4 3.1 2.9 3.9 3.7 3.6 10.3 13.6
Total Revenue 46.6 48.3 48.8 48.9 50.8 52.2 54.9 56.4 58.6 192.5 214.2
Gross Profit Margin 63.2% 62.1% 62.1% 63.1% 61.8% 61.2% 60.5% 60.1% 62.0% 62.6% 60.9%
Adj EBITDA 25.2 26.0 26.6 26.6 27.3 27.9 29.2 29.0 31.4 104.4 113.4
Adj EBITDA Margin 54.0% 54.0% 54.5% 54.4% 53.8% 53.4% 53.3% 51.4% 53.5% 54.2% 52.9%
REST OF EUROPE
Recurring revenue 26.5 27.0 27.7 27.9 28.2 29.4 29.9 31.0 32.1 109.1 118.6
Non-recurring revenue 1.3 1.3 1.6 1.4 1.6 2.0 1.7 2.5 1.8 5.5 7.8
Total Revenue 27.8 28.3 29.3 29.3 29.8 31.4 31.6 33.5 33.9 114.7 126.4
Gross Profit Margin
61.3% 61.4% 60.6% 61.4% 62.2% 62.3% 61.5% 62.3%
64.6%
61.2% 62.1%
Adj EBITDA 14.5 14.7 14.9 15.0 15.8 16.6 16.8 18.1 19.0 59.1 67.3
Adj EBITDA Margin
52.0% 52.1% 51.0% 51.1% 52.9% 52.9% 53.1% 53.9%
56.0%
51.5% 53.2%
CORPORATE & OTHER
Adj EBITDA (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (8.7) (8.4) (9.7) (31.6) (34.3)

(1) All figures at the end of the period.
(2) Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2}.
(3) Utilisation as at the relevant date.
Space figures in square metres
(1)
Recurring ARPU in €
Customer Available Power in MW
(1)
2013 2014 2015
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Equipped Space
78,100 78,900 79,300 80,100 82,900 86,000 88,600 93,500 94,800
Equipped Space added
4,100 800 400 800 2,800 3,100 2,600 4,900 1,300
Revenue Generating Space
57,000 58,200 59,100 59,700 61,400 64,300 68,500 71,000 74,000
RGS added 800 1,200 900 600 1,700 2,900 4,200 2,500 3,000
Recurring ARPU
(2)
418 418 419 418 418 418 406 400 400
Utilisation (%)
(3)
73% 74% 75% 75% 74% 75% 77% 76% 78%
Customer Available Power
79 81 81 82 86 90 96 99 109
Potential Customer Power
108 113 114 127 139 139 145 145 153
Data Centres in Operation
33 34 34 34 36 37 38 40 39

SCHEDULED EQUIPPED SPACE ADDITIONS

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	–	–	–		–		–	–	–		–	–					–
																	–

Space figures in square
metres
(1)
2013 2014 2015E
(2)
2016E
(2)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2E Q3E Q4E
BIG 4
France
2,700 600 800
Germany
600 800 1,800 100 1,800 400 2,400
Netherlands
(3)
(200) 1,100 1,000 1,500 1,300 700
UK
400 100 100
Subtotal
3,500 1,900 2,900 1,700 3,700 700 2,400
REST OF EUROPE
Austria
400 300 1,300 600 600 300
Belgium
300
Denmark
300
Ireland
Spain
600 800
Sweden
500 500 900 1,100
Switzerland
500 100
Subtotal
600 800 400 800 800 100 900 1,300 600 800 300
Total Additional
Equipped Space
4,100 800 400 800 2,800 3,100 2,600 4,900 1,300 4,200 800 300 2,400
(1) Figures rounded to nearest net 100 sqm for each country unless otherwise noted.
(2) Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half are noted in the second quarter and additions scheduled for the second half are noted in the fourth quarter.
(3) HIL1 space reduced in 1Q13 and exited in 1Q15.
1,200
100
2,400
1,800

Reconciliation to Adjusted Net Profit
€ in millions (except as noted)
2013 2014 2015 2013 2014
Q1 Q2 Q3 Q4
(1)
Q1
Q2 Q3 Q4 Q1 FY FY
Net Profit / (Loss) – as reported 7.0 6.6 (16.5) 9.8 10.4 8.3 9.0 7.4 4.4 6.8 35.1
Add back
+ Refinancing charges 31.0 0.6 31.0 0.6
+ M&A transaction costs 0.3 6.9 0.3
+ Deferred tax asset adjustment 0.6 0.6
+ NL Crisis Wage Tax 0.4 0.4
31.6 0.4 0.6 0.3 6.9 32.0 0.9
Reverse
- Adjustment to onerous leases (0.8) (0.1) (0.8)
- Interest Capitalised (0.7) (0.3) (0.3) (0.4) (0.8) (0.8) (1.3) (0.6) (0.9) (1.7) (3.6)
(0.7) (0.3) (0.3) (0.4) (0.8) (1.6) (1.3) (0.6) (1.0) (1.7) (4.4)
Tax effect of above add backs &
reversals
0.2 0.1 (7.7) 0.2 0.3 0.3 0.2 (1.4) (7.6) 0.9
Adjusted Net Profit 6.5 6.4 7.1 9.8 9.8 7.6 8.0 7.2 8.9 29.5 32.5
Reported Basic EPS (€) 0.10 0.10 (0.24) 0.14 0.15 0.12 0.13 0.11 0.06 0.10 0.51
Reported Diluted EPS (€) 0.10 0.10 (0.24) 0.14 0.15 0.12 0.13 0.11 0.06 0.10 0.50
Adjusted Basic EPS (€) 0.10 0.09 0.10 0.14 0.14 0.11 0.12 0.10 0.13 0.43 0.47
Adjusted Diluted EPS (€) 0.09 0.09 0.10 0.14 0.14 0.11 0.11 0.10 0.13 0.43 0.46
(1) With effect from Q4 2013, the company changed the estimated lives of certain data centre assets categories and applied this change on a prospective basis. In Q4 2013, the impact of the change had a
€1.3 million after tax positive effect.

NON-IFRS RECONCILIATIONS

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interxion

Reconciliation to Adjusted EBITDA
€
in millions (except as noted)
2010 2011 2012 2013 2014 2015
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Net profit / (loss) (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)
(1)
9.8 10.4 8.3 9.0 7.4 4.4
Income tax expense / (benefit) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5 2.4
Profit / (loss) before taxation (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8 6.8
Net finance expense 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1
(1)
5.6 5.4 7.5 7.0 8.0 6.6
Operating profit 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8 13.4
Depreciation, amortisation and
impairments 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3 18.2
EBITDA 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5 34.0 34.6 35.9 36.2 31.6
Share-based payments 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3 2.2
Increase/(decrease) in provision
for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 0.8 (0.8) (0.1)
IPO transaction costs 1.7
M&A transaction costs 0.3 6.9
Income from sub-leases on
unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1)
Adjusted EBITDA 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6
(1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix

Reconciliation to Segment Adjusted EBITDA
€ in millions
2013 2014 2015
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
BIG 4
Operating profit 15.9 16.3 16.7 17.6 18.3 18.7 18.4 17.6 19.5
Depreciation, amortisation and impairments 9.1 9.8 9.8 8.7 8.9 9.5 10.5 11.2 11.7
EBITDA 25.0 26.1 26.5 26.3 27.2 28.3 28.9 28.7 31.2
Share-based payments 0.3 0.0 0.2 0.3 0.2 0.5 0.3 0.4 0.3
Increase/(decrease) in provision for onerous lease
contracts
(0.8) (0.1)
Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1)
Adjusted EBITDA 25.2 26.0 26.6 26.6 27.3 27.9 29.2 29.0 31.4
ROE
Operating profit 10.2 10.2 10.2 10.8 11.5 11.8 11.9 12.6 13.3
Depreciation, amortisation and impairments 4.2 4.4 4.6 4.0 4.3 4.5 4.6 5.1 5.4
EBITDA 14.4 14.7 14.8 14.9 15.7 16.3 16.5 17.8 18.8
Share-based payments 0.1 0.1 0.1 0.1 0.1 0.3 0.3 0.3 0.2
Adjusted EBITDA 14.5 14.7 14.9 15.0 15.8 16.6 16.8 18.1 19.0
CORPORATE & OTHER
Operating profit/(loss) (9.3) (9.5) (9.5) (9.4) (9.8) (10.9) (10.4) (11.4) (19.4)
Depreciation, amortisation and impairments 0.7 0.7 0.8 0.8 0.8 0.8 0.9 1.0 1.1
EBITDA (8.6) (8.8) (8.6) (8.7) (9.0) (10.0) (9.6) (10.4) (18.3)
Share-based payments 0.6 0.7 0.8 0.9 0.4 1.4 0.8 1.7 1.7
M&A transaction costs 0.3 6.9
Adjusted EBITDA (8.0) (8.0) (7.8) (7.8) (8.5) (8.7) (8.7) (8.4) (9.7)

Adjusted
EBITDA:
EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs,
M&A transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.
Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net profit.
Adjusted net profit: Net profit/loss excluding the impact of the refinancing charges, M&A transaction cost, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.
Big 4: France, Germany, the Netherlands, and the UK
CAGR: Compound Annual Growth Rate
Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets“, respectively. Investments in intangibles assets include power grid rights and software development.
Cash
ROGIC:
Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)}.
Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities.
CDNs: Content Distribution Networks
Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.
Customer Available Power: the current installed electrical customer capacity.
Equipped
Space:
the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
IAAS: Infrastructure as a Service
LTM: Last Twelve Months ended 31 March 2015, unless otherwise noted.
MW: Megawatts
PAAS:
Platform as a Service
SAAS:
Software as a Service
SQM: Square metres
Recurring
ARPU:
Monthly recurring revenue per square metre calculated as {reported recurring revenue divided by the number of months in the period} divided by
{the sum of prior and current period end reported revenue generating space divided by 2}.
Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.
Revenue Generating
Space:
the amount of Equipped Space that is under contract and billed on the relevant date.
Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers'
specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100%.
YTM: Yield to maturity